UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun

Dongsheng Technology Campus No. 66
Xixiaokou Road

Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Stockholders’ Equity Update

As previously disclosed, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), completed the following acquisition transactions, as described below:

Qingdao Xingongguan Acquisition. On September 10, 2026, the Company completed the acquisition of control over 100% of the equity interests in Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”) through a series of variable interest entity agreements, pursuant to the Equity Purchase Agreement dated August 20, 2026, as amended by the Supplemental Agreement dated September 9, 2026 (the “Qingdao Xingongguan Acquisition”). The aggregate purchase price was US$5,800,000, and on September 10, 2026, the Company issued an aggregate of 15,875,910,000 Class A ordinary shares to Ning Zhang and Kuili Zhang, equivalent to 2,645,985 American Depositary Shares (“ADSs”) of the Company.

Zhaodong Guohe Asset Acquisition. On September 10, 2026, the Company completed the acquisition of certain land, buildings, and equipment assets located in Zhaodong, Suihua, Heilongjiang Province, the PRC from Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”), pursuant to the Asset Purchase Agreement dated August 20, 2026, as amended by the Supplemental Agreement dated September 9, 2026 (the “Zhaodong Guohe Asset Acquisition”). The aggregate purchase price was US$21,161,390, and on September 10, 2026, the Company issued an aggregate of 57,923,514,000 Class A ordinary shares to Zhaodong Guohe, equivalent to 9,653,919 ADSs of the Company.

First-Phase Qingdao Quanao Acquisition. On September 20, 2026, the Company completed the first-phase acquisition of 33.33% of the equity interest in Qingdao Quanao Supply Chain Technology Co., Ltd. (“Qingdao Quanao”) from Aoge (Beijing) Supply Chain Management Co., Ltd. (“Aoge”), pursuant to the Equity Purchase Agreement dated September 19, 2026 (the “First-Phase Qingdao Quanao Acquisition”). The aggregate purchase price for 33.33% of the equity interest in Qingdao Quanao was US$25,000,000, payable by the Company through the issuance of Class A ordinary shares of the Company to Aoge. On September 20, 2026, the Company issued an aggregate of 72,815,532,000 Class A ordinary shares to Aoge, equivalent to 12,135,922 ADSs of the Company.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements previously filed as exhibits to the Company’s (i) current report on Form 6-K dated August 25, 2026, (ii) current report on Form 6-K dated September 15, 2026, and (iii) current report on Form 6-K/A dated September 24, 2026, which are incorporated herein by reference.

As a result of the closing of the Qingdao Xingongguan Acquisition, the Zhaodong Guohe Asset Acquisition and the First-Phase Qingdao Quanao Acquisition, as of the date of this current report on Form 6-K, the Company believes that it has stockholders’ equity of at least $2.5 million as required for the continued listing of the Company’s securities on The Nasdaq Stock Market (“Nasdaq”) under Nasdaq Listing Rule 5550(b)(1) (the “Rule”). The Company awaits Nasdaq’s formal confirmation that the Company has regained compliance with the Rule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By		/s/ Shijie Chen
Name	:	Shijie Chen
Title	:	Director and Chief Financial Officer

Date: September 28, 2026

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